Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Media Advisory - Sun Life Financial's 2008 Annual Report and 2009
     Management Information Circular now available

     TORONTO, March 30 /CNW/ - Sun Life Financial Inc. (TSX, NYSE: SLF) today announced that its 2008 Annual Report and its Notice of Annual Meeting and
Management Information Circular for the May 21, 2009 Annual Meeting are now
available.
     These documents can be accessed electronically at
www.sunlife.com/annualreport2008 and www.sunlife.com/annualmeetingmaterials.
     Shareholders may obtain printed copies of these documents free of charge by contacting the company through its website. These documents are being filed with Canadian securities regulators and the United States Securities and
Exchange Commission. Distribution to shareholders began today. The Annual
Report includes the 2008 management's discussion and analysis, consolidated financial statements, sources of earnings by business group, and other company information.

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
December 31, 2008, the Sun Life Financial group of companies had total assets under management of CDN$381 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

     %CIK: 0001097362

     /For further information: Media Relations Contact: Kathleen Killen,
Manager, Corporate Communications, Tel: (416) 979-6097,
kathleen.killen(at)sunlife.com; Investor Relations Contact: Paul Petrelli,
Vice-President, Investor Relations, Tel: (416) 204-8163,
investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 15:31e 30-MAR-09